EXHIBIT 99.1

AxoGen Reports Year-End 2011 Results

2011 Highlights

•	Increased revenues 61% from 2010 to $4.85 million

•	Increased gross profit 49% to $2.42 million

•	Expanded U.S. sales force to 12 direct and 21 independent representatives

•	Published peer-reviewed article in Microsurgery summarizing RANGER study, the first multi-center clinical trial on processed nerve allografts

•	Completed successful merger with LecTec Corporation

ALACHUA, FL – March 14, 2012– AxoGen, Inc. (OTCBB: AXGN) today reported revenues for the year ended December 31, 2011 of $4.85 million, a 61% increase over 2010 revenues of $3.0 million.

“We delivered solid results in what was a transition year,” commented Karen Zaderej, Chief Executive Officer of AxoGen, Inc. “In 2011, we completed our merger, expanded our sales force, published clinical results from the RANGER study and established a solid platform to drive sales growth in 2012 and beyond. Our goal is to continue executing on our commercialization strategy, solidifying our position as a leading peripheral nerve company and delivering increases in top-line performance.”

Revenues

Revenues for the period increased $1.85 million, or 61%, to $4.85 million in 2011, compared to $3.0 million reported during 2010. The higher revenues reflect increased penetration into key accounts as a result of the Company’s direct sales force and independent distributor expansion efforts.

Gross Profit

Gross profit reached $2.42 million, a 49% increase, for 2011 up from $1.63 million reported for 2010. This improvement was realized despite a $0.83 million impact associated with inventory and raw-materials write-offs, as well as higher processing, travel, and temporary labor costs due to the resumption of Avance® Nerve Graft processing following a temporary shut-down in 2010 to allow the Company to manage inventory levels.

The Company also reported a gross profit margin of 50% for the year, a decrease from the reported gross profit margin of 55% for 2010. Excluding inventory write-offs, the gross profit margin for 2011 was 66%.

Sales and Marketing Expenses

Sales and marketing expenses increased to $4.38 million in 2011, compared to $3.0 million reported last year. This increase was primarily due to expansion of the Company’s direct sales force and increased support for the direct and independent sales force.

Research and Development Expenses

Research and development expenses increased to $0.70 million in 2011 due primarily to investments in clinical research and activities.

General and Administrative Expenses

General and administrative expenses increased to $4.32 million in 2011, compared to $2.66 million reported last year. This increase was driven in large part by an increase in consulting, accounting and legal services and other expenses associated with securing additional funding and completing the Company’s merger.

Operating Loss

In addition, the Company reported a net loss of $9.22 million, or $2.77 per common share, compared to a net loss of $5.42 million, or $8.35 per common share, reported during the same period in 2010.

The loss reported for the period included financing and merger related expenses and $0.83 million associated with a one-time, inventory write-off.

Financial Liquidity

At December 31, 2011, the Company had $8.19 million in cash and cash equivalents, with $4.40 million in long-term debt and $0.43 million as the current portion of long-term debt.

Earnings Call Information

As previously announced, AxoGen, Inc. management will review year-end 2011 financials during a conference call scheduled for March 15, 2012 at 9:00 AM Eastern Time. The conference call information is as follows:

Conference dial-in:	877-879-6207
International dial-in	719-325-4837
Conference ID:	8414594
Webcast:	www.axogeninc.com/investors.html

A webcast replay of the conference call will be available under the “Investor” tab on the Company’s website, www.axogeninc.com.

About AxoGen, Inc.

AxoGen (OTCBB: AXGN) is a regenerative medicine company with a portfolio of proprietary products and technologies for peripheral nerve reconstruction and regeneration. Every day, people suffer traumatic injuries or undergo surgical procedures that impact the function of their peripheral nerves. Peripheral nerves provide the pathways for both motor and sensory signals throughout the body and their damage can result in the loss of function and feeling. In order to improve surgical reconstruction and regeneration of peripheral nerves, AxoGen has developed and licensed patented and patent-pending technologies, which are used in its portfolio of products. This portfolio includes Avance® Nerve Graft, which AxoGen believes is the first and only commercially available allograft nerve for bridging nerve discontinuities (a gap created when the nerve is severed).

AxoGen’s portfolio also includes AxoGuard® Nerve Connector, a coaptation aid allowing for close approximation of severed nerves, and AxoGuard® Nerve Protector, a bioscaffold used to reinforce a coaptation site, wrap a partially severed nerve or isolate and protect nerve tissue. AxoGen is bringing the science of nerve repair to life with thousands of surgical implants of AxoGen products performed in hospitals and surgery centers across the United States, including military hospitals serving U.S. service men and women.

AxoGen is the parent of its wholly owned operating subsidiary, AxoGen Corporation. AxoGen’s principal executive office and operations are located in Alachua, FL.

Cautionary Statements Concerning Forward-Looking Statements

This Press Release contains “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or predictions of future conditions, events or results based on various assumptions and management’s estimates of trends and economic factors in the markets in which we are active, as well as our business plans. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “projects”, “forecasts”, “may”, “should”, variations of such words and similar expressions are intended to identify such forward-looking statements. The forward-looking statements may include, without limitation, statements regarding product development, product potential or financial performance. The forward-looking statements are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the statements. Forward-looking statements in this release should be evaluated together with the many uncertainties that affect AxoGen’s business and its market, particularly those discussed in the risk factors and cautionary statements in AxoGen’s filings with the Securities and Exchange Commission. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those projected. The forward-looking statements are representative only as of the date they are made, and AxoGen assumes no responsibility to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

COCKRELL GROUP Rich Cockrell, President 404.942.3369 Investorrelations@thecockrellgroup.com cockrellgroup.com @COCKRELLGROUP on Twitter	AxoGen, Inc. Greg Freitag, Chief Financial Officer 386.462.6856 InvestorRelations@AxoGenInc.com www.axogeninc.com

AXOGEN, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$8,190,781	$1,799,048
Accounts receivable	797,654	407,350
Inventory	1,760,540	1,902,789
Prepaid expenses and other	133,500	74,437
Deferred financing costs	—	1,083,630

Total current assets	10,882,475	5,267,254
Property and equipment, net	247,824	500,742
Goodwill	169,987	—
Intangible assets	899,480	637,771
Deferred financing costs	295,276	—

	$12,495,042	$6,405,767

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$1,585,100	$967,896
Current portion of long-term debt, related party	—	1,338,455
Current portion of long-term debt	434,734	7,080,512

Total current liabilities	2,019,834	9,386,863
Long-term debt	4,403,737	—
Preferred stock dividends payable	—	6,048,378
Warrant liability	—	2,669,815

Total liabilities	6,423,571	18,105,056
Commitments and contingencies
Temporary equity:
Series B convertible preferred stock, $.00001 par value; 17,065,217 shares authorized; 9,782,609 shares issued and outstanding at December 31, 2010	—	4,243,948
Series C convertible preferred stock, $.00001 par value; 16,798,924 shares authorized; 11,072,239 shares issued and outstanding at December 31, 2010	—	8,092,568
Series D convertible preferred stock, $.00001 par value; 67,000,000 shares authorized; 30,156,259 shares issued and outstanding at December 31, 2010	—	3,075,523

Total temporary equity	—	15,412,039

Stockholders’ equity (deficit):
Common stock, $.01 par value; 50,000,000 shares authorized; 11,062,188 and 1,205,624 shares issued and outstanding	110,622	12,056
Series A convertible preferred stock, $.00001 par value; 2,544,750 shares authorized, issued and outstanding at December 31, 2010	—	1,125,000
Additional paid-in capital	54,391,784	9,934,980
Accumulated deficit	(48,430,935)	(38,183,364)

Total stockholders’ equity (deficit)	6,071,471	(27,111,328)

	$12,495,042	$6,405,767

AXOGEN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2011 and 2010

	2011	2010
Revenues	$4,849,470	$3,004,445
Cost of goods sold	2,426,544	1,378,936

Gross profit	2,422,926	1,625,509
Costs and expenses:
Sales and marketing	4,378,694	3,007,163
Research and development	697,355	436,008
General and administrative	4,315,604	2,663,908

Total costs and expenses	9,391,653	6,107,079

Loss from operations	(6,968,727)	(4,481,570)

Other income (expense):
Interest expense	(1,094,657)	(814,994)
Interest expense – deferred financing costs	(1,223,126)	(1,322,413)
Gain from termination of distribution agreement	—	1,119,094
Change in fair value of warrant liability	62,305	78,306
Other income (expense)	4,985	(1,584)

Total other income (expense)	(2,250,493)	(941,591)

Net loss	(9,219,220)	(5,423,161)
Preferred Stock dividends (assumes all paid)	(1,028,351)	(1,566,361)

Net loss available to common shareholders	$(10,247,571)	$(6,989,522)

Weighted Average Common Shares outstanding – basic and diluted	3,697,390	836,645

Loss Per Common share – basic and diluted	$(2.77)	$(8.35)